July 31, 2008

Mark A. Cowan

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 5-5

Washington, DC 20549-0506

Re:	MML Series Investment Fund (the “Trust”) 1933 Act File No. 2-39334 1940 Act File No. 811-2224 Comments received for PEA #65 filed on June 11, 2008

Dear Mr. Cowan:

Below is a summary of the comments we received from you on July 21, 2008 regarding the above-mentioned Trust, together with our responses. We appreciate the time you took to carefully review the document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 as soon as possible if you have any further questions or comments. Thank you.

Comment (1): General

(a)	With respect to the MML American Funds Growth Fund and MML American Funds International Fund, please confirm whether the master fund will sign the registration statement or if the master fund’s registration statement will be delivered along with the feeder fund’s registration statement.

Response: The master funds will not sign the registration statement because the master funds are themselves registered under both the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The prospectus to the master funds will be delivered along with the feeder funds’ prospectus.

(b)	Please explain to the staff whether the MML American Funds Core Allocation Fund’s fund of funds structure follows an exemptive Commission order issued to the fund or the applicable sections of and rules under the Investment Company Act of 1940 (“Act”). If the former, please provide the staff with the release number of the order. If the latter, please clarify supplementally how the structure complies with those sections and rules.

Response: The Fund’s structure complies with Section 12(d)(1)(F) of the Investment Company Act of 1940 and Rule 12d1-3 promulgated thereunder. The Fund will invest in various series of the American Funds within the limits allowed by, and the other requirements of, Section 12(d)(1)(F).

Comment (2): MML AF Growth Fund (p. 5)

Please amend the Investment Objectives to indicate that the Fund invests in the master rather than “in stocks of companies. . .”

Response: We will make the following change to be consistent with the investment objectives of the other funds in the prospectus ([bracketed] deleted):

“The Fund seeks to provide investors with long-term capital growth [by investing in stocks of companies that appear to offer superior opportunities for growth of capital].”

Comment (3): Annual Performance – Growth and International Funds

(a)	Please precede the narrative with a statement that performance information for the Fund is not provided because the Fund has not completed a full calendar year of operation.

Response: We will add the requested disclosure.

(b)	The narrative preceding the performance presentation for the American Funds master states that performance is adjusted to reflect estimated expenses of the fund. Please explain to the staff whether any waived reimbursements are reflected in those expenses.

Response: We will clarify the narratives to indicate that the performance is adjusted to reflect the estimated “net” fund expenses of each feeder fund.

Comment (4): Fee Table – all Portfolios

Please clarify the statement that “the figures shown would be the same whether you sold your shares at the end of a period or kept them” to indicate that this is true only if a contract owner remains in the contract (i.e., fund transfer). If the contract owner redeems the shares and withdraws the proceeds from the contract, a surrender charge may be imposed under the contract.

Response: We will add the requested disclosure.

Comment (5): Growth and International Fee Table

Please reflect aggregate expenses of the Master and Feeder portfolio in a single table. The expenses of the feeder and master may appear in a footnote. See Instruction 1(d)(i) to Item 3 of Form N-1A.

Response: We will fix the fee table and disclose the expenses of the feeder and master in a footnote.

Comment (6): Principal Risks by Fund (p. 17)

The chart on page 17 indicates pre-payment risk as a principal risk of the MML American Funds International Fund. However, the risk disclosure on page 7 does not list pre-payment risk as a principal risk. Please resolve the apparent inconsistency.

Response: The chart is incorrect. Pre-payment risk should not be listed as a principal risk of the Fund.

Comment (7): Additional Investment Policies and Risk Considerations (p. 28)

(a)	Please explain why the prospectus does not include any risks associated with investing in repurchase agreements and reverse repurchase agreements.

Response: We will add the following risk disclosure to the paragraph on page 28:

“As to repurchase agreements, if the seller defaults, a Fund could realize a loss on the sale of the underlying security to the extent that the proceeds of the sale including accrued interest are less than the resale price provided in the agreement including interest. In addition, if the seller should be involved in bankruptcy or insolvency proceedings, the Fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the Fund is treated as an unsecured creditor and required to return the underlying collateral to the seller’s estate. As to reverse repurchase agreements, if the buyer files for bankruptcy or becomes insolvent, a Fund’s use of proceeds from the sale of its securities may be restricted while the other party or its trustee or receiver determines whether to enforce the Fund’s obligation to repurchase the securities.”

(b)	With respect to securities lending, please disclose if the portfolio retains the right to vote the securities it lends.

Response: We will add the following disclosure:

“In addition, the Fund must recover any loaned securities in order to vote on matters affecting such securities.”

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Assistant Secretary, MML Series Investment Fund

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company